Contact

www.linkedin.com/in/marcdelesalle (LinkedIn)

Top Skills

Strategic Initiatives
Computer Science
Finance

Marc Delesalle

SVP Strategy Vatom Corp & GFT
Los Angeles, California, United States

Summary

Experienced senior executive with a demonstrated 40 years history of working in management consulting and venture capital industries. Skilled in Business Strategy, Business Process Design, Customer Relationship Management (CRM), IT Strategy, Business Transformation and Investment/Portfolio Management. Strong entrepreneurship professional with a MBA from The University of Texas at Austin and a Bachelor of Science in Engineering from Ecole Polytechnique de Montreal.

Experience

Gft

SVP Strategy
January 2024 - Present (11 months)
California, United States

Vatom

Managing Director Strategy
April 2022 - Present (2 years 8 months)
Venice, CA

SVK Crypto

6 years 11 months

Director of Investments
August 2019 - Present (5 years 4 months)
Boulder

Partner
January 2018 - Present (6 years 11 months)
Boulder/Vero Beach/London

SVK Crypto is a community-driven investment firm based in London focused on Blockchain technologies and digital assets globally.

We actively advise a multi-strategy portfolio focused on equity investments in companies that leverage blockchain technology for competitive advantage. SVK Crypto brings portfolio and risk management principles to an emerging digital asset class whilst recognising the power of the community.

vAtom Corporation

Board Member & Managing Director Strategy

December 2019 - Present (5 years)

Boulder, CO

Accenture

Retired - Senior Managing Director

June 1982 - August 2007 (25 years 3 months)

Houston/Atlanta/London

In my 25 year career with Accenture, I have always been on the leading edge of innovation. I pioneered Accenture business process reengineering practice in the late 80s. I worked with leading banks (BankOne, Wachovia, Bank of America, National Australia Bank) to reengineer their lending processes. I helped create Accenture strategy practice for Financial Services in the 90s. I worked in our Venture group to help launch new internet based companies in the late 90s. In 2000, I led our global CRM practice for Financial Services and helped create our data analytics practice. My last leadership role was to help create Accenture's CRM practice in Europe across industries. I built a team of 400 professionals across centers in London, Paris, Madrid, Milan, Frankfurt and Helsinki. We quadrupled revenues to $2B in a four year period. I also helped develop and present globally Accenture's High Performance Marketing point of view as well as our point of view on Customer Loyalty.

Education

The University of Texas at Austin

Master of Business Administration (MBA), Finance Marketing · (1980 - 1982)

Ecole Polytechnique de Montreal

Bachelor of Applied Science (BASc), Industrial Engineering · (1976 - 1980)